UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Intelsat Jackson Holdings S.A. Senior Notes Issuance

On July 5, 2017, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), an indirect wholly-owned subsidiary of Intelsat S.A., issued $1,500,000,000 aggregate principal amount of 9.75% Senior Notes due 2025 (the “2025 Notes”) pursuant to an indenture dated July 5, 2017, between Intelsat Jackson, as issuer, the guarantors party thereto, and U.S. Bank National Association, as trustee (the “Indenture”).

Use of Proceeds. Intelsat Jackson expects to use the net proceeds from the issuance of the 2025 Notes and other available cash to fund the redemption of all $1,500,000,000 principal amount of Intelsat Jackson’s outstanding 7.25% Senior Notes due 2019.

Guarantees. The 2025 Notes are guaranteed by all of Intelsat Jackson’s subsidiaries that guarantee Intelsat Jackson’s obligations under the credit agreement governing its senior secured credit facilities and senior secured notes. The 2025 Notes are also guaranteed by certain of Intelsat Jackson’s parent entities.

Security. The 2025 Notes are unsecured.

Covenants. The Indenture contains covenants that include, among other things, limitations on Intelsat Jackson’s and certain of its subsidiaries’ ability to: incur or guarantee additional indebtedness or issue disqualified or preferred stock; pay dividends or distributions on Intelsat Jackson’s ordinary shares or repurchase Intelsat Jackson’s ordinary shares; make certain investments; enter into transactions with affiliates; merge, consolidate, or amalgamate with another company; transfer and sell assets; and create liens on their assets to secure debt.

Events of Default. The Indenture also contains events of default with respect to: a default in any payment of interest on any 2025 Note when due that continues for 30 days; a default in the payment of principal or premium, if any, of any 2025 Note when due, whether at its stated maturity, upon optional redemption, upon required repurchase or otherwise; the failure by Intelsat Jackson or any of its restricted subsidiaries to comply for 60 days after written notice with the other agreements contained in the 2025 Notes or the Indenture; the failure by Intelsat Jackson or any of its significant subsidiaries to pay any indebtedness (other than indebtedness owing to a parent of Intelsat Jackson or a restricted subsidiary of Intelsat Jackson) within any applicable grace period after final maturity or the acceleration of any such indebtedness by the holders thereof because of a default, in each case, if the total amount of such indebtedness unpaid or accelerated exceeds $75.0 million or its foreign currency equivalent; certain events of bankruptcy, insolvency or reorganization of Intelsat Jackson or a significant subsidiary of Intelsat Jackson; and the failure by Intelsat Jackson or any significant subsidiary of Intelsat Jackson to pay final judgments aggregating in excess of $75.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days.

Optional Redemption. Intelsat Jackson may redeem all or a portion of the 2025 Notes at any time prior to July 15, 2021 at a price equal to 100% of the principal amount of the 2025 Notes redeemed, plus a “make-whole” premium, together with accrued and unpaid interest, if any, to the redemption date. On or after July 15, 2021, Intelsat Jackson may redeem all or a portion of the 2025 Notes pursuant to a call schedule as described in the Indenture. In addition, Intelsat Jackson may redeem all or a portion of the 2025 Notes at any time prior to July 5, 2018 upon the occurrence of certain specified transactions described in the Indenture at a price equal to 105% of the principal amount of the 2025 Notes redeemed, together with accrued and unpaid interest, if any, to the redemption date.

The foregoing summary is qualified in its entirety by reference to the Indenture, a copy of which is attached hereto as Exhibit 99.1.

Exhibits.

Exhibit No.	Document Description

99.1	Indenture, dated as of July 5, 2017, among Intelsat Jackson Holdings S.A., as Issuer, the Guarantors party thereto, and U.S. Bank National Association, as Trustee (including the form of the 2025 Notes).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: July 5, 2017	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer